PRIORITY AGREEMENT

THIS AGREEMENT is made as of the 17th day of February, 2006,

BETWEEN:

MICHAEL SHEPPARD, an individual currently residing at 4229 Warren Road, Franklin, Tennessee, 37067, USA

(hereinafter referred to as “Sheppard”)
OF THE FIRST PART
- and -

IAN CLIFFORD, an individual residing at 765 Palmerston Avenue, Toronto, Ontario, M6G 2R6, Canada

(hereinafter referred to as “Clifford”)
OF THE SECOND PART
- and -

JIRI K. NOR, an individual residing at 318 Pinehurst Drive, Oakville, Ontario, L6J 4X5, Canada

(hereinafter referred to as “Nor”)
OF THE THIRD PART
- and -

JOSEPH HASAL, an individual residing at 8552 Wellington Road 50, R.R. 4, Concession 6, Rockwood, Ontario, N0B 2K0, Canada

(hereinafter referred to as “Hasal”)
OF THE FOURTH PART
- and -

JOSEF SOLTYS, an individual residing at 2260 Oneida Crescent, Mississauga, Ontario, L5C 1V6, Canada

(hereinafter referred to as “Soltys”)
OF THE FIFTH PART
- and -

MATTHEW CHIPMAN, an individual residing at 1946 Selby Avenue, Apartment 301, Los Angeles, California, 90025, USA

(hereinafter referred to as “Chipman”)
OF THE SIXTH PART
- and -

ASTRIS ENERGI INC., a corporation incorporated under the laws of the Province of Ontario and having its registered office at 2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

(hereinafter referred to as the “Debtor”)

OF THE SEVENTH PART

BACKGROUND:

A.
Sheppard, Clifford, Nor, Hasal, Soltys, and Chipman (collectively called the “Secured Parties”) are each creditors of the Debtor pursuant to the execution and delivery by the Debtor of six (6) individual 10% Secured Promissory Notes, each in favour of one of the Secured Parties and having various original principal amounts but all of which are dated the 17th day of February, 2006 (the “Promissory Notes”).

B.
Each of the Secured Parties is a secured creditor of the Debtor pursuant to the execution and delivery by the Debtor of six (6) individual general security agreements creating a security interest in the property of the Debtor in favour of one of the Secured Parties (all of such general security agreements are collectively referred to as the “Security Agreements”), which security interests have been or will be perfected by the registration by each of the Secured Parties of financing statements under the Personal Property Security Act (Ontario).

C.
The Security Agreements together with any other security delivered by the Debtor from time to time in addition to or in substitution for the whole or any part of such Security Agreements shall be collectively referred to as the “Securities”.

D.	It is the intent of the parties hereto that all of the Securities shall rank equally with each other.

E.	All capitalized terms not otherwise defined herein shall have the meaning given to such terms in the Promissory Notes.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration for the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties) it is agreed as follows:

1.	Each of the Secured Parties, and the Debtor in each instance, acknowledges the existence, validity and enforceability of the Promissory Notes and the Securities of the other parties to this Agreement.

2.
The Securities and all indebtedness thereby secured or any portion thereof shall in all respects rank pari passu, equally and ratably between the Secured Parties, to the effect that all funds received by any Secured Party from the Debtor and all proceeds of realization resulting from any enforcement activity taken by the Secured Parties whatsoever, including under any of the Securities, shall be distributed among the Secured Parties on a pro rata basis, based upon the respective amounts owing to them by the Debtor at the time, but until any such enforcement activity is undertaken and results in a realization, all monies paid under any Promissory Note shall be for the sole account of the holder of such Promissory Note.

3.
The equal ranking of the Securities and all indebtedness thereby secured shall apply in all events and circumstances regardless of: (i) the date or dates or the time or order of creation, execution, delivery, attachment, registration or perfection of the security interests created by the Securities; (ii) the date or dates of any loan or loans or advance or advances of funds or the Promissory Notes made or in the future to be made to the Debtor by any or all of the Secured Parties; (iii) the date or dates of any demand for or acceleration of payment of the amounts secured by the respective Security Agreements of the Secured Parties or any of them; (iv) the date or dates of any default or Events of Default by the Debtor under any of the Promissory Notes or the Security Agreements; (v) any priority granted by any principle of law or any statue, including the Bank Act (Canada) or any personal property security, corporation securities registration or like statute; (vi) the date of commencement of enforcement proceedings under any of the Promissory Notes or the Security Agreements; and (vii) the perfection or lack of perfection of the Securities; and in the event that any of the Securities is or becomes unperfected, the party holding any proceeds realized under perfected security shall hold such proceeds in trust to be distributed in accordance with the provisions of this Agreement.

4.
Prior to making any demand on the Debtor for repayment of any amounts owed to him, a Secured Party shall provide all of the other Secured Parties with not less than forty-eight (48) hours’ prior written notice of such demand. In the event that a Secured Party takes any enforcement activity whatsoever from time to time, whether pursuant to the terms of the applicable Security Agreements or otherwise, such Secured Party shall, in each instance and at the same time, notify all of the other Secured Parties and provide particulars of any such enforcement activity and further provide to all of the other Secured Parties correct and complete copies of all writings delivered to the Debtor.

5.
In the event that any Secured Party demands repayment of the indebtedness owing to him by the Debtor and takes possession of any of the Debtor’s property, assets and/or undertaking (the “Debtor’s Property”), whether by himself or by way of a receiver, receiver and manager, agent or otherwise (the “Receiver”), no other Secured Party shall appoint another receiver, receiver and manager, agent or otherwise or take any steps to enforce against any of the Debtor’s Property, provided that the Secured Party or the Receiver, as the case may be, shall hold all amounts recovered from the Debtor in trust to be distributed in accordance with the provisions of this Agreement.

6.
Each of the Secured Parties covenant and agree that any proceeds arising from any form of enforcement activity or realization (whether by him or by any Receiver) of any of the security interests created by the Securities, and all other proceeds received by the Secured Parties including, without limitation, insurance or expropriation proceeds, shall be held in trust for the benefit of all Secured Parties herein and dealt with in such a way as to give effect to the provisions of this Agreement. The Secured Parties agree that the priorities established by this Agreement shall extend to and include unpaid interest, costs of collection (including legal fees and disbursements on a solicitor and his own client basis) and any other applicable costs in respect thereof.

7.
Nothing herein contained shall be construed as entitling any of the Secured Parties to receive any proceeds of realization of any of the Debtor’s Property in respect of which he does not have any security, or in respect of which his security is invalid, unperfected, subordinate or unenforceable as against third parties. If any person, other than a Secured Party, shall have a claim (an “Intervening Claim”) to all or any portion of the collateral subject to the Securities, or to any proceeds of such collateral, in priority to or on a parity with one or more of the Secured Parties (the “Junior Secured Party(ies)”) but not in priority to or on a parity with any other Secured Parties (the “Senior Secured Parties”), then this Agreement shall not apply so as to diminish the rights (as such rights would have been but for the Intervening Claim) of the Senior Secured Parties to such collateral or such proceeds of realization. In particular, the provisions of Section 3 herein shall be applied to require payment hereunder by the Senior Secured Parties out of any proceeds of realization received by him to a Junior Secured Party only to the extent that such payment would have been required to be made pursuant to Section 3 in the event that there had been no Intervening Claim and that the amount of such Intervening Claim (or such portion thereof as a Junior Secured Party would have, in the absence of such Intervening Claim, been collectively entitled to receive) was received by a Junior Secured Party, as proceeds of realization of the Securities, pro rata in proportion to their respective indebtedness.

8.
The parties hereto shall execute and deliver such further and other instruments, agreements and writings and shall cause such meetings to be held, resolutions passed and by-laws enacted, exercise their vote and influence, do and perform and cause to be done and performed, such further and other acts and things that may be necessary or desirable to give full effect to this Agreement and every part of it.

9.	Nothing contained in this Agreement shall be construed as conferring any rights upon the Debtor, or upon any party that is not a party to this Agreement.

10.
This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereto do hereby irrevocably attorn to the jurisdiction of the courts of the Province of Ontario.

11.
If any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the application of such provision to other parties or circumstances.

12.
Any notice or communication to be given hereunder may be effectively given by delivering the same at the addresses hereinafter set forth or by sending the same by facsimile or prepaid registered mail to the parties at such addresses. Any notice so mailed shall be deemed to have been received on the fifth (5th) business day next following the mailing thereof provided the postal service is in operation during such time. Any facsimile notice shall be deemed to have been received on the business day next following the date of transmission. Any party hereto may from time to time notify the other parties hereto, in accordance with the provisions hereof, of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes of this Agreement.

13.
This Agreement may be signed in counterparts and delivered by facsimile. A facsimile counterpart of this Agreement bearing the signature of a party shall be as enforceable as if an originally executed copy of same had been signed and delivered by such party.

14.
Any word in this Agreement importing the masculine, feminine or neuter gender only includes members of the other gender as applicable, and any word in this Agreement defined in or importing the singular number has the same meaning when used in the plural number, and vice versa, as applicable.

15.
This Agreement shall be binding on the Debtor and its successors and shall be binding on and enure to the benefit of each of the Secured Parties and their respective heirs, executors, estate trustees, legal personal representatives, and permitted assigns. This Agreement is not assignable by the Debtor. None of the Secured Parties shall assign their Securities or this Agreement without the prior written consent of the other Secured Parties, to be granted or not in the sole discretion of each of the other Secured Parties.

[SIGNATURE PAGE TO FOLLOW]

The parties have executed this Agreement as of the date first above written.

ASTRIS ENERGI INC.

By:	/s/ Anthony Durkacz
Anthony Durkacz,
Vice-President, Finance

I have the authority to bind the corporation.

SIGNED, SEALED AND DELIVERED	)
in the presence of	)
)
/s/ witness	)	/s/Michael Sheppard
witness to the signature of Michael Sheppard	)	Michael Sheppard
)
/s/ witness	)	/s/ Ian Clifford
witness to the signature of Ian Clifford	)	Ian Clifford
)
/s/ witness	)	/s/ Jiri K. Nor
witness to the signature of Jiri K. Nor	)	Jiri K. Nor
)
/s/ witness	)	/s/ Joseph Hasal
witness to the signature of Joseph Hasal	)	Joseph Hasal
)
/s/ witness	)	/s/ Josef Soltys
witness to the signature of Josef Soltys	)	Josef Soltys
)
/s/ witness	)	/s/ Matthew Chipman
witness to the signature of Matthew Chipman	)	Matthew Chipman